Mail Stop 4561

September 19, 2008

By U.S. Mail and Facsimile to: (205) 488-6370

W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, AL 35209

Re: CapitalSouth Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
Filed August 29, 2008
File No. 333-151605

Dear Mr. Puckett:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page of Prospectus

1.   Please revise the cover page of the prospectus to state that the offering to the public will be on a best efforts basis by the company's officers and directors. Please also state the date the public offering will end.

Provision for Loan Losses, Asset Quality and Nonperforming Assets, page 12

2.   On page 12, you state that in response to an unprecedented increase in
        nonperforming assets, you performed a review of your loan portfolio with an
        emphasis on loans secured by real estate. During that review discounts were
        applied to appraised values on real estate secured loans to estimate your total
        exposure given the downturn in real estate values. Please tell us and revise to
        disclose the types of discounts and how you determined the circumstance and
        amounts of such discounts. In addition, please tell us how often the real estate
        values are evaluated and who performs such an evaluation.

3.   In the first paragraph on page 13 that discusses asset quality, you state that the
        allowance for loan losses is established and maintained at levels management
        deems adequate to absorb "anticipated" credit losses. In the following paragraph,
        you state you determine your future loan loss provision needs to increase or
        decrease in order for you to maintain an allowance at a level sufficient to absorb
        "inherent" credit losses. Please revise your filing to address this inconsistency in
        your description of your allowance as of the balance sheet date.

4.   Footnote 1 on page 14 states that you acquired $4.9 million of nonaccrual loans in
        the Monticello acquisition that were recorded at fair value in accordance with
        SOP 03-3. The last paragraph states that $5.9 million in nonperforming assets
        were acquired in connection with the acquisition. Please revise to reconcile these
        amounts.

5.   On page 16, it states that you took a more aggressive approach in determining
        which loans were put on nonaccrual status during 2007. Please tell us and revise
        future filings to more clearly explain the change in your approach to determining
        nonaccrual status, and identify the specific types of loans affected. Further,
        please disclose how much of the increase in nonaccrual loans resulted from this
        change in your approach.

Regulatory Actions, page 19

6.   Please advise, with a view towards revised disclosure in the prospectus, when the
        company expects to receive a draft of the formal enforcement action and when the
        company expects to enter into the formal enforcement action.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures,
page 24

7.   Please address the following regarding your presentation of "Net Operating
        Income" in total and on a per share basis on page 26:

- Please revise your filing as well as your future Forms 10-K and Forms 10-Q to remove the per share measures from the table as they do not appear to comply with Item 10(e) of Regulation S-K.

- Please refer to FAQ 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and substantiate the use of net operating income. Tell us specifically how you considered the fact that goodwill impairments were recognized in the fourth quarter of 2007 and second quarter of 2008 and that the exclusion of recurring items is addressed in this guidance and generally prohibited. If you are not able to adequately support your use of this measure, please revise to remove it.

- If you are able to support the measure of "Net operating income" in total, please revise the title of the line item to more appropriately reflect what it represents. "Net operating income" is generally not a customary term used in the financial reporting of financial institutions as it does not lend itself well to their business model and results of operations.

Plan of Distribution, page 54

8.   We note that the prospectus has been revised to remove all references to Keefe, Bruyette & Woods, Inc., previously identified as the company's financial advisor and placement agent in connection with the rights offering. Please confirm that Keefe Bruyette has not and will not receive any compensation in connection with this offering or revise to disclose any such compensation in accordance with Item 508 of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2008

9.   Please revise your future annual and interim filings to address the comments above as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: J. Paul Compton, Jr., Esq.
        Laura P. Washburn, Esq.
        Bradley Arant Rose & White LLP
        One Federal Place
        1819 Fifth Avenue North
        Birmingham, AL 35203